UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-9091

REPORT FOR PERIOD

October 1, 2004 to December 31, 2004

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
CSW International, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)
Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887.   None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Consolidated Balance Sheet
December 31, 2004
(Unaudited)
($000's)
Assets

Current Assets:
Cash and Cash Equivalents	$8,886
Accounts Receivable	5,655
Prepaid Expenses and Other	3,971
Total Current Assets	18,512
Investments In and Advances to Energy Projects	33,221
Notes Receivable - Affiliate	78,121
Other Assets:
Construction in Progress and Project Development Costs	189
Property, Plant, and Equipment, net	122,631
Other	221
Total Other Assets	123,041
Total Assets	$252,895

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$587
Taxes Accrued	48,680
Accrued Liabilities and Other	4,801
Total Current Liabilities	54,068

Notes Payable - Affiliate	1,002
Long-term Debt	67,109
Deferred Income Taxes	51,327
Other	5,239
Total Liabilities	178,745
Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	93,697
Accumulated Deficit	(19,548)
Total Shareholder's Equity	74,150
Total Liabilities and Shareholder's Equity	$252,895

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
December 31, 2004
(Unaudited)
($000's)

Assets

Current Assets:
Cash and Cash Equivalents	$-
Advances to Affiliates	72,950
Prepayments and Other	193
Total Current Assets	73,143
Other Assets:
Deferred Tax Benefit	4,833
Total Assets	$77,976

Liabilities and Capitalization

Current Liabilities:
Accounts Payable	$-
Accounts Payable - Affiliated	1,236
Accrued Taxes Payable	30,287
Other	15,035
Total Current Liabilities	46,558

Capitalization:
Common Stock	1
Paid-in Capital	175,762
Accumulated Deficit	(144,345)
Total Capitalization	31,418

Total Liabilities and Capitalization	$77,976

Exhibit C

CSW Energy, Inc.
Consolidated Statement of Income
For the Twelve Months Ended December 31, 2004
(Unaudited)
($000's)

OPERATING REVENUE:
Electric Revenues	$13,753
Equity in Income from Energy Projects	9,620
Other	12,812
Total Operating Revenue	36,185

OPERATING EXPENSES:
Operating, Maintenance and Supplies	12,055
Depreciation and Amortization	9,229
Salaries, Wages and Benefits	4,534
General and Administrative Expenses	10,479
Total Operating Expenses	36,297

LOSS FROM OPERATIONS	112

OTHER INCOME (EXPENSE):
Interest Income	8,890
Interest Expense	(7,344)
Sale of Project Ownership Interest	104,623
Provision for Asset Impairment	(1,650)
Other	1,532
Total Other Income	106,051

INCOME BEFORE INCOME TAXES	105,939

INCOME TAXES	30,379

NET INCOME	$75,560

Exhibit D

CSW International, Inc.
Consolidated Statement of Income
For the Twelve Months Ended December 31, 2004
(Unaudited)
($000's)

Operating Revenues - Equity Earnings	$-

Operating Expenses:
General and Administrative	1,457
Operating Loss	(1,457)
Other Income (Expense):
Interest Income	1,765
Interest Income-Affiliated	499
Gain from Sale of Socoast	47,595
Interest Expense	(51)
Interest Expense-Affiliated	(434)
Other	(2,938)
Total Other Income	46,436

Income Before Income Taxes	44,979

Income Taxes	20,784

Net Income	$24,195

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 2nd day of March, 2004.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation